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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-13636
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(Check One)   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

For period ended   December 31, 2004
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended ____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________


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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant   Mendocino Brewing Company, Inc.
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Former name if applicable   Not Applicable
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Address of principal executive office (STREET AND NUMBER)   1601 Airport Road
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City, state and zip code   Ukiah, CA 95482
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                                     PART II

                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     The registrant's principal subsidiary, United Breweries International (UK) Limited ("UBI") and UBI's own subsidiary UBSN, Ltd., operate primarily in the United Kingdom, and provide the registrant with independently audited annual financial statements. This year, due to late-arising issues affecting those subsidiaries, those financial statements were not made available to the registrant in a timely fashion. Although the registrant believes that it has now received the substance of these financial statements, the actual report, signed by the auditors, had not been received as of the date of this filing. That delay, coupled with the unaccustomed additional burden of filing its Annual Report for the first time on Form 10-K instead of Form 10-KSB, has caused the

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registrant significant difficulties in preparing its Annual Report in a timely manner.

     The registrant is also in the process of addressing certain ongoing liquidity issues. It is a party to a credit agreement which is scheduled to expire on April 30, 2005, and a borrower under a temporary loan which is expected to expire on or about April 30, 2005. Both the credit agreement and the loan in question are secured by substantially all of the registrant's assets. Additionally, on July 31, 2003, the Company entered into a payment plan with Mendocino County to settle certain claims of the County related to delinquent property taxes. The balance of the overdue taxes and related charges is due to be paid in four annual installments, of $143,000 each, the next of which is due on or before April 10, 2005. Failure to make the tax payment when due would constitute a breach of the registrant's agreement with the County, and because of the County's ability to sell the Ukiah property to satisfy a delinquency, failure to settle these tax issues (including payments due under the payment plan) could have a serious adverse effect on the Company's business and financial condition.

     The Company is currently in discussions with potential new lenders which may provide financing to replace the existing loan and credit facility, and to provide funds with which to satisfy the Company's obligations to the County. While management believes that it is likely to be successful in extending its existing loan agreements or in refinancing them, a failure to do so would have a significant impact on the Company's liquidity and operations. The registrant is engaged in ongoing discussions with its independent auditors as to the effect of these issues on the registrant's financial statements and the auditor's ability to provide an unqualified independent report thereon. In addition to its continuing discussions with these current and potential lenders, the registrant is also currently in the process of attempting to obtain some form of credit enhancement, from one or more of its affiliates. There can be no assurance, however, that its efforts in this regard will be successful.

     For the above reasons, the registrant is unable to timely file its annual report on Form 10-K for the year ended December 31, 2004, without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

              N. Mahadevan, Chief Financial Officer (707) 463-2087
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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

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Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof ?

                                                                  [ ] Yes [X] No


                         MENDOCINO BREWING COMPANY, INC.

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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: April 1, 2005                 By:
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                                            N. Mahadevan
                                            Chief Financial Officer





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